SUITE 3500 520 3rd AVENUE S.W. CALGARY ALBERTA CANADA T2P 0R3	403 269 4884 TEL 403 476 8100 FAX vermilionenergy.com

August 14, 2012

Mr. Ethan Horowitz
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

Dear Mr. Horowitz:

Re:	Vermilion Energy Inc.
Form 40-F for Fiscal Year Ended December 31, 2011
Filed March 12, 2012
Your File Number: 000-50832

This letter is in response to your comment letter dated August 2, 2012 regarding the Form 40-F for the year ended December 31, 2011, filed by Vermilion Energy Inc. (“the Company” or “Vermilion”).  For your convenience, we have reproduced in italics your comment below followed by our response.

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We note that if reserves are not found within the license area or the area is abandoned, the related Exploration and Evaluation assets are amortized over a period of not greater than five years. Please tell us the authoritative literature that supports your accounting. In this regard, it appears that IFRS 6.18 indicates that the IAS 36 impairment model should be used and does not contemplate amortizing impairment into future periods.

Response:

We provide the following supplemental information to address the Staff’s comment associated with Vermilion’s accounting policies related to Exploration and Evaluation (“E&E”) assets:

In determining its accounting policy, the Company considered the guidance within paragraphs 18 and 21 of IFRS 6 pertaining to the impairment of E&E assets.  Pursuant to paragraph 18 of IFRS 6, an impairment assessment is required when facts or circumstances, including those set out in paragraph 20 of IFRS 6, indicate that the carrying amount of an E&E asset is not recoverable. As permitted by paragraph 21 of IFRS 6, for purposes of its impairment assessment, the Company allocates E&E assets to an associated cash generating unit (“CGU”), which is then aggregated to groups of CGU’s, as applicable, that are not larger than an operating segment as determined in accordance with IFRS 8.

The Company notes that generally, if proven and/or probable reserves are identified as a result of an exploration program, the Company considers the technical feasibility and commercial viability of extracting the related hydrocarbons to be demonstrable.  Accordingly, the related E&E assets would be reclassified to Petroleum and Natural Gas assets pending an impairment test as contemplated under paragraph 17 of IFRS 6.

If an exploration program does not immediately lead to technical feasibility and commerciality viability, then no reclassification to Petroleum and Natural Gas assets occurs and an impairment assessment of those E&E costs are then conducted at a level that is not larger than operating segment level and subsequently at each reporting period.  If the impairment assessment results in the carrying amount exceeding the recoverable amount, then an impairment loss is recognized immediately.  If the carrying amount does not exceed the recoverable amount, then the E&E assets are amortized over a period of time not to exceed five years.

When determining the appropriate amortization period for such E&E assets, the following primary factors, among others, are taken into account at each reporting period:

•	The remaining period of the associated exploration licence;
•	The likelihood that the Company will reconvene exploration activities in the area of interest; and
•	The applicability of the information obtained from the exploration program to future exploration and evaluation activities in related areas.

After taking into account the above considerations, if there is no basis to amortize the related E&E assets against future periods, the associated balance would be written off immediately.

In determining the accounting policy selected for E&E assets where no commercial reserves are found within the license area or where the area is abandoned, as there is no explicit authoritative guidance pertaining to subsequent measurement of such E&E assets which are not impaired, the Company elected an accounting policy on this matter by considering the guidance under paragraphs 6 and 12 of IFRS 6.  In particular, the Company’s accounting policy choice was elected to recognize the benefit of the E&E assets to the Company over the corresponding future periods, which is consistent with the cost model as contemplated under IAS 16 and IAS 38.

For the Staff’s reference, the Company notes there were no impairments on E&E assets for the years ended December 31, 2011 and 2010.

We trust the responses above adequately address the Staff’s questions and concerns set forth in its comment letter dated August 2, 2012.  Further, the Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (403) 698-8838 if you have any questions regarding our responses and related matters.

Yours truly,

VERMILION ENERGY INC.

(Signed “Curtis W. Hicks”)

Curtis W. Hicks
Executive Vice President and Chief Financial Officer

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